# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robo.ai Inc., CIK 0001932737
CUSIP: G6693P106
Title of class of securities: Class B Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- JAK Mobility Ventures II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,435,684; sole dispositive power 0; shared dispositive power 33,435,684; aggregate amount beneficially owned 33,435,684 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Master Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,435,684; sole dispositive power 0; shared dispositive power 33,435,684; aggregate amount beneficially owned 33,435,684 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,435,684; sole dispositive power 0; shared dispositive power 33,435,684; aggregate amount beneficially owned 33,435,684 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,435,684; sole dispositive power 0; shared dispositive power 33,435,684; aggregate amount beneficially owned 33,435,684 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,435,684; sole dispositive power 0; shared dispositive power 33,435,684; aggregate amount beneficially owned 33,435,684 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Robo.ai Inc.
Address of issuer's principal executive offices:
Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis
Dubai, United Arab Emirates 00000

## Item 2. Person Filing
Name of person filing:
JAK Mobility Ventures II LLC*
ATW Master Fund V LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
JAK Mobility Ventures II LLC - Delaware
ATW Master Fund V LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
JAK Mobility Ventures II LLC - 33,435,684*
ATW Master Fund V LP - 33,435,684*
ATW Partners Opportunities Management, LLC - 33,435,684*
Kerry Propper - 33,435,684*
Antonio Ruiz-Gimenez - 33,435,684*

*The Class B Ordinary Shares (the "Shares") reported herein represents the approximate number of Shares which JAK Mobility Ventures II LLC (the "Holding Company") can acquire within sixty (60) days through the exercise of convertible debt issued by Robo.ai Inc. (the "Issuer"). The Holding Company is wholly owned by the private fund, ATW Master Fund V LP (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (the "Control Persons," and collectively with the Holding Company, Fund, and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

The Holding Company's convertible debt is subject to a blocker which prevents the Holding Company from exercising its convertible debt to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Holding Company, together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker").

As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in Exhibit 10.2 of the Issuer's Form 6-K filed on December 15, 2025 that there were 301,255,850 Shares outstanding as of December 10, 2025 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion of its convertible debt subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
JAK Mobility Ventures II LLC - 9.9%
ATW Master Fund V LP - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
JAK Mobility Ventures II LLC - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
JAK Mobility Ventures II LLC - 33,435,684*
ATW Master Fund V LP - 33,435,684*
ATW Partners Opportunities Management, LLC - 33,435,684*
Kerry Propper - 33,435,684*
Antonio Ruiz-Gimenez - 33,435,684*
Sole power to dispose or to direct the disposition:
JAK Mobility Ventures II LLC - 0
ATW Master Fund V LP - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
JAK Mobility Ventures II LLC - 33,435,684*
ATW Master Fund V LP - 33,435,684*
ATW Partners Opportunities Management, LLC - 33,435,684*
Kerry Propper - 33,435,684*
Antonio Ruiz-Gimenez - 33,435,684*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- JAK Mobility Ventures II LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (12/30/2025)
- ATW Master Fund V LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (12/30/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (12/30/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (12/30/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (12/30/2025)